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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DE 20549

                                  SCHEDULE 13-D
                    Under the Securities Exchange Act of 1934

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                             BASE TEN SYSTEMS, INC.
                                (Name of Issuer)


                              Class B Common Stock
                         (Title of Class of Securities)


                                  069 779 10 6
                                 (Cusip Number)


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                   William F. Hackett, Base Ten Systems, Inc.
            P.O. Box 8157, Trenton, New Jersey 08619 (609) 586-7010
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

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                                 March 18, 1998
             (Date or Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this schedule because of Rule 13d-1(e), 13-d-1(f) or 13d-1(g), check the following
box   [ ]

Check the following box if a fee is being paid with this statement [ ] (A fee is required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13-D


CUSIP No. 069 779 10 6                                 Page   2   of   3   Pages
          ------------                                      -----    -----


     1       NAME OF REPORTING PERSON AND
             SS OR I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON

              MYLES MITCHELL KRANZLER      SS# ###-##-####
------------ ----------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
             GROUP*                                          (a)      [ ]
                                                             (b)      [X]
------------ ----------------------------------------------

     3       SEC USE ONLY

------------ ----------------------------------------------

     4       SOURCE OF FUNDS (See Instructions)

                            PF
------------ ----------------------------------------------

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

------------ ----------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           UNITED STATES
------------ ----------------------------------------------


 NUMBER      7       SOLE VOTING POWER
   OF                       2,860
 SHARES     -----------------------------------------------
BENEFICIALLY 8       SHARED VOTING POWER
  OWNED                       0
    BY      -----------------------------------------------
  EACH       9       SOLE DISPOSITIVE POWER
REPORTING                   2,860
 PERSON     -----------------------------------------------
  WITH       10      SHARED DISPOSITIVE POWER
                              0
 ----------- ----------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON
                           2,860
------------ ----------------------------------------------

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                 [ ]

------------ ----------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.64%
------------ ----------------------------------------------

    14       TYPE OF REPORTING PERSON*
                            IN
------------ ------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The reporting person owns beneficially 2,860 Class B Common shares, as to which the reporting person has sole dispositive power. The Class B Common shares beneficially owned by the reporting person represent 0.64% of the outstanding Class B Common shares.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


Item 1.      Security and Issuer:

             Class B Common Stock issued by:
             Base Ten System, Inc.
             One Electronics Drive
             Trenton, New Jersey 08619

Item 2.      Identity and Background


            (a)  Name:

             Myles M. Kranzler

            (b)  Residence or Business Address:

             173 Rolling Hill Road
             Skillman, New Jersey  08558

            (c)  Present Principal Occupation:

             Consultant
             BOOTSTRAP PARTNERS LLC
             114 W. Franklin Avenue
             Pennington, New Jersey 08534

            (d)  Criminal Proceedings:

             Not Applicable

            (e)  Civil Proceedings Relating to Federal or State securities laws:

             Not Applicable


Item 3.      Source And Amount of Funds Or Other Consideration

             Not Applicable

Item 4.      Purpose of Transaction

             Pursuant to an amendment to the Certificate of Incorporation of the Issuer, Base Ten systems, Inc., filed on April 24, 1998, holders of Class B Common Stock are permitted to exchange such shares for Class A Common Stock of the Issuer in the ratio of 1.5 shares of Class A Common Stock for each share of Class B Common Stock. On April 29, 1998 the holder delivered to the Issuer's Transfer Agent 94,461 shares of Class B Common Stock of Base Ten Systems, Inc. with instructions to exchange all such shares for shares of Class A Common stock in the ratio of 1.5 shares of Class A for each share of Class B or a total of 141,691 shares of Class A Common Stock.

             In accordance with rulings of the National Association of Securities Dealers (NASD), the Class B Common Stock of Base Ten systems, Inc. will no longer be listed by NASDAQ, effective May 1, 1998.

Item 5.      Interest in Securities of the Issuer

             (a) The aggregate  number of securities  identified in Item 1 above beneficially owned by the individual named in Item 2 above is 2,860 representing 0.64% of Class. The individual named in Item 2 above does not belong to any Group.

             (b) The number of shares as to which the person has:

                  (i)    sole power to vote or to direct the vote is 2,860

                  (ii)   shared power to vote or to direct the vote is -0-.

                  (iii) Sole power to dispose of or to direct the disposition of is 2,860.

                  (iv) Shared power to dispose of or to direct the disposition of is -0-.

             (c) See Item 4 above.

             (d) Not Applicable.

             (e) The reporting  person ceased to be the beneficial owner of more than 5% of the class of securities noted above on April 29, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Not Applicable

Item 7.  Material to be Filed as Exhibits.

                  Not Applicable

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 7, 1998


                                         MYLES M. KRANZLER
                                        ---------------------------------------
                                        Signature
                                        Name:  Myles M. Kranzler